Technical Services Framework Agreement

Contract No.: DH201501010

Party A: Shenzhen Mingxuan Network Technology Co., Ltd.

Party B: Guangdong Dahua Payment Technology Co., Ltd.

Based on the principles of equality, cooperation and mutual benefit, and through friendly negotiations, both parties hereby enter into the following agreement with regards to Party A's entrusting Party B as the online and offline business system integration project of "Beauty King Group and Balincan", cross-border E-commerce project, MasterCard account system project, etc.

I. Scope of Service

Party A entrusts Party B as its "System Integration Service Provider" to be solely responsible for the design of the Balincan business system integration project, the cross-border e-commerce project, the account system service project, the membership card system service and the issuing of joint MasterCard project, and to assist Party A in completing the implementation of the above projects.

II. Term of Contract

The period of entrustment shall be from October 10, 2015 to October 9, 2016.

III. Content of Service

1. Payment gateway service;
2. Account system service;
3. Service of jointly issuing MasterCard;
4. Membership card system service;
5. Cross-border e-commerce project service.

IV. Both Parties' Rights and Obligations

1. Party A shall actively cooperate with Party B and shall provide Party B with various kinds of pictures, text and data information as required, shall be responsible for the legality, authenticity, accuracy and integrity of said information; in the event of any legal disputes arisen out of the information provided by Party A, it shall be responsible for all related liabilities, and Party B shall not bear any direct or joint liabilities thus resulted from.
2. Party A shall have the right to put forward in a timely manner any ideas and recommendations for modification in writing with regards to the planning ideas, planning programs and other written working papers submitted by Party B; Party B shall make modifications and adjustments accordingly till Party A provides its recognition by signing before any implementation. Party A shall respect Party B's expertise and experience, and shall consider Party B's work cycle and other factors, shall timely and completely provide it clear opinion in writing upon receipt of relevant documents submitted by Party B, so that Party B will have sufficient time to ensure to complete all businesses with appropriate quality and quantity.
3. Party A shall use mail and in writing to put forward any formal recommendation and opinion.

4. Party B undertakes the systems integration services of Party A, shall serve Party A responsibly and diligently, shall complete the design, planning of the business entrusted by Party A and implementation of project preparation stage in a timely manner, with appropriate quality and quantity, and shall keep confidential any information of Party A.
5. Party B shall report to Party A in writing all planning programs and relevant recommendation documents.

V. Fees

Both parties shall prepare a supplemental agreement on fees, and when the supplemental agreement takes effect, it shall become an integral part of the original agreement and shall have the same legal effect.

VI. Confidentiality

1. Whether there is any notice in writing in advance, neither party shall disclose the content of this agreement to any third party, including the supplemental agreement.
2. Neither party shall disclose to any third party any information of service projects conducted based on this agreement by both parties.

VII. Breach of Contract

1. Except for force majeure factors such as natural forces, government, Party B shall complete all work as required by this agreement, otherwise Party B shall be deemed as breaching of contract, and Party A shall have the right to terminate the execution of this agreement unilaterally, and claim for direct economic losses from Party B.
2. After this contract has been signed and affixed seal by both parties, and without any fault of Party B, if Party A suspends fulfilling this contract in part or in whole, Party B shall have the right to inform Party A to make timely correction, if Party A can't make the correction with the time so notified, then Party A shall be deemed as breaching of contract, and Party A shall bear all economic losses thus sustained by Party B, and Party B shall have the right to terminate the execution of this agreement.
3. If Party A fails to make payment within the time set forth by this agreement or any sub-contracts, which results in Party B's inability to conduct its work in a timely manner, and thus in turn results in delay in work or impact on Party A, Party B shall not bear any loss or liability, and Party B shall reserves the right to terminate the cooperation unilaterally.

VIII. Conditions for Terminating Cooperation

If either party breaches any of the provisions of this agreement, the other party shall have the right to inform it to make timely correction; if one party fails to make the timely correction, the other party shall have the right to stop the execution of the agreement.

IX. Both parties may supplement other terms and conditions in the form of appendix after reaching an agreement through negotiation.

X. Any matter not covered by this agreement and the appendix shall be resolved by both parties through negotiation, if that fails, either party may submit it to Guangzhou Arbitration Commission for arbitration.

XI. This agreement together with the appendix is prepared in duplicate, each party shall hold one copy, and both copies shall have the same legal effect.

XII. This agreement shall be effective from the date it is signed by both parties.

Party A: [seal affixed: Shenzhen Mingxuan Network Technology Co., Ltd.]
Legal Representative (seal): [signed]

Party B: [seal affixed: Guangdong Dahua Payment Technology Co., Ltd.]
Legal Representative (seal): [signed]

[the seals of both parties are affixed on the right margin of both pages]